FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number 001-32399

BANRO CORPORATION

(Translation of registrant’s name into English)

1 First Canadian Place
100 King Street West, Suite 7070
Toronto, Ontario, M5X 1E3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: June 17, 2009	/s/ Donat Madilo
Donat Madilo
Chief Financial Officer

INCORPORATION BY REFERENCE

Exhibits 99.1 through 99.8 to this Form 6-K are hereby incorporated by reference into the prospectus which is contained in the registration statement on Form F-10 of Banro Corporation (File No. 333-153305).

EXHIBIT INDEX

Exhibit Number	Description
99.1	Material Change Report dated June 8, 2009
99.2	Consent of Senet
99.3	Consent of SRK Consulting (South Africa) (Pty.) Ltd.
99.4	Consent of SRK Consulting (UK) Ltd.
99.5	Consent of N. Senior
99.6	Consent of M. Pittuck
99.7	Consent of M. Sturgeon
99.8	Consent of H.G. Waldeck